SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             TENDER OFFER STATEMENT
                                      UNDER
                               SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                ----------------

                           ESPERION THERAPEUTICS, INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                                   PFIZER INC.
                             ENZO ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   29664R 10 6
                      (CUSIP Number of Class of Securities)

                               Jeffrey B. Kindler
                                   Pfizer Inc.
                              235 East 42nd Street
                               New York, New York
                                 (212) 773-4902
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                ----------------

                                   Copies to:

          Margaret M. Foran, Esq.             Dennis J. Block
          Pfizer Inc.                         Cadwalader,  Wickersham & Taft LLP
          235 East 42nd Street                100 Maiden Lane
          New York, New York                  New York, New York
          (212) 773-4902                      (212) 504-5555

                               ----------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
           Transaction Value*                    Amount of Filing Fee**
--------------------------------------------------------------------------------
             $1,329,856,360                            $107,585.38
--------------------------------------------------------------------------------

* Estimated for the purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 34,118,527 shares of common stock of Esperion Therapeutics, Inc. at the tender offer price of $35.00 per share of common stock, and (ii) 3,877,369 options for shares of common stock of Esperion Therapeutics, Inc. at a price of $35.00 per option.

** The amount of this filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for the fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $107,585.38.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      --------------------------------------- ---------------------------------
      Amount Previously Paid:    $107,585.38  Filing Party:  Pfizer Inc.
      --------------------------------------- ---------------------------------
      Form or Registration No.:  Schedule TO  Date Filed:    January 7, 2004
      --------------------------------------- ---------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes to designate any transactions to which the statement relates:

      [x]   third-party tender offer subject to Rule 14d-1.
      [_]   issuer tender offer subject to Rule 13e-4.
      [_]   going-private transaction subject to Rule 13e-3.
      [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                 -----------------------------------------------

                         Amendment No. 2 to Schedule TO

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, filed initially with the Securities and Exchange Commission on January 7, 2004, as amended by Amendment No. 1 filed on January 23, 2004 (the "Schedule TO") by Pfizer Inc., a Delaware corporation ("Parent") and Enzo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Merger Sub"). The Schedule TO, along with this Amendment, relates to the offer by Merger Sub to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares") of Esperion Therapeutics, Inc., a Delaware corporation ("Esperion"), at a price of $35.00 per Share, subject to adjustment as described in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

Items 1, 4, 8 and 11 of the Schedule TO.

      Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

            "The Offer expired at 12:00 midnight, New York City time, on Wednesday, February 4, 2004, and was not extended. Based on information provided by the Depositary to Pfizer, as of February 4, 2004, approximately 35,644,488 shares of Company Common Stock were validly tendered and not withdrawn prior to the expiration of the Offer, including 7,307,865 shares of Company Common Stock tendered subject to guaranteed delivery procedures. These shares of Company Common Stock represent over 93% of the outstanding shares of Company Common Stock. Merger Sub has accepted for payment all securities validly tendered and not withdrawn prior to the expiration of the Offer.

            Pursuant to the terms of the Agreement and Plan of Merger, dated as of December 19, 2003, among Pfizer, Merger Sub and Esperion, Pfizer intends to cause the merger of Merger Sub with and into Esperion (the "Merger") following the expiration of the Offer. At the effective time of the Merger, each outstanding share of Company Common Stock (other than shares of Company Common Stock held in the treasury of Esperion and shares of Company Common Stock owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of Esperion immediately prior to the Effective Time, and other than shares of Company Common Stock that are held by stockholders, if any, who properly exercise their dissenters' rights under Delaware law) will be converted into the right to receive $35.00 in cash without interest.

            On February 5, 2004, Pfizer issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(C) and is incorporated by reference herein."

Item 12  Exhibits

      Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

      "(a)(5)(C) Press Release issued by Pfizer dated February 5, 2004."


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


                                   Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ENZO ACQUISITION CORP.

                                  By: /s/ David Reid
                                      -----------------------------------------
                                  Name:   David Reid
                                  Title:  Vice President & Secretary

                                  PFIZER INC.

                                  By: /s/ Margaret M. Foran
                                      -----------------------------------------
                                  Name:   Margaret M. Foran
                                  Title:  Vice President - Corporate Governance



Date: February 5, 2004

                                  Exhibit Index

Exhibit Number    Document

(a)(5)(C)         Press Release issued by Pfizer dated February 5, 2004.



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